PRESS RELEASE

FOR IMMEDIATE RELEASE:

RWD ACQUISITION I LLC ANNOUNCES EXPIRATION OF TENDER OFFER

New York, NY – June 2, 2008 — RWD Acquisition I LLC (“RWD”) announced today that the offering period to its previously announced tender offer for up to 4,000,000 shares of common stock, par value $0.0001 per share (the "Shares") of Pharmacyclics, Inc. ("Pharmacyclics") expired at midnight, New York time, on May 30, 2008. Based upon a preliminary tally by The Colbent Corporation, the depositary for the offer, 1,758,060 Shares were tendered and approximately 224,621 additional Shares were guaranteed for delivery within three trading days, for a preliminary total of 1,982,681 Shares (representing approximately 7.6% of all outstanding Shares). All tendered Shares were accepted for payment pursuant to the terms of the offer. Payment for Shares accepted for purchase is expected to be made promptly.

After giving effect to the results of the offer and previous share acquisitions, Robert W. Duggan, who is the sole member of RWD, may the beneficial holder of up to 6,370,097 Shares, representing approximately 24.5% of all outstanding Shares. According to Pharmacyclics’ most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the Securities and Exchange Commission on April 29, 2008, as of that date, there were 25,994,490 Shares issued and outstanding, entitled to one vote per Share.

Questions should be directed to the offer information agent, Mackenzie Partners, Inc., at 1-800-322-2885.